P.E. 12/30/06

1-5256


Wrangler


Lee





A Year of INNOVATIONS *from A to Z*

VF CORPORATION SUMMARY ANNUAL REPORT 2006

BOUTIQUES

GEOGRAPHIC EXPANSION

SPORTSWEAR KIPLING

Continuing its expansion strategy in the U.S., the *Kipling®* brand is introducing European cool stateside with new shop-in-shop boutiques in department stores. The *Kipling®* brand is also currently available in several new, free-standing *Kipling®* boutiques in Florida, New York, New Jersey and California, as well as other department stores and fine retailers throughout the country. These dedicated *Kipling®* stores provide a venue to test new product extensions and marketing initiatives that resonate with U.S. consumers.

The internationally celebrated Belgian brand — long known for its colorful handbags, backpacks, totes and travel accessories — reinforced its image of Euro-chic in America by delineating its retail space using brushed stainless steel floor fixtures with white painted finishes, intricate displays and elements of the *Kipling®* brand's newest ad campaign. Every element of the shops is designed to capture the *Kipling®* brand essence and personality — hip, fun, stylish and adventurous.


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PLANET REEF™ TOUR

SURF CONTEST

PRODUCT GIVEAWAYS

MISS REEF

PARTIES

AUTOGRAPH SIGNING

RAFFLE CONTEST



SAN DIEGO, CA
LOS ANGELES, CA
NARRAGANSETT, RI
LONG ISLAND, NY
OCEAN CITY, NJ
WRIGHTSVILLE BEACH, NC
WILDWOOD, NJ
VIRGINIA BEACH, VA

COAST TO COAST

BRANDING

OUTDOOR REEF

The *Reef*® brand has taken its grassroots marketing campaign to the sunny beaches of America, where its target 17- to 24-year-old customers love to hang out. The unparalleled 1,000-mile *Planet Reef*™ Tour is a mobile celebration of all things *Reef*®. In 2006, the 10-day tour kicked off in Wrightsville Beach, North Carolina, at the *Reef*®/Sweetwater Pro-Am surf contest and headed north with stops at various surf breaks along the Eastern seaboard. Locals turned out in droves for the chance to surf with pipeline champion Rob Machado, get autographs from their heroes Brad Gerlach, Ben Bourgeois and Evan Valiere, meet the *Reef*® Girls and have *Planet Reef*™ artists embellish *Reef*® products. The *Planet Reef*™ entourage then switched coasts, stopping off at beaches from San Diego to Santa Cruz. An authentic and cost-effective way to reach young customers in their own environment, the *Planet Reef*™ parties showed surf-loving fans how perfectly the *Reef*® brand fits right into their scene.

DETAILS

PRODUCT INNOVATION

SPORTSWEAR NAUTICA

In a bid to build its market share in knit shirts, the *Nautica*® brand is introducing The Deck Shirt as a centerpiece of its Spring 2007 collection. The new sportswear product incorporates everything active consumers say they want in a classic short-sleeve knit shirt. Made of 100% premium pima cotton, The Deck Shirt feels soft and luxurious, yet its reinforced split-tail hem and crisp *Lycra*® "no-curl" collar look sharp all the time. The *Nautica*® designers considered every detail when creating the shirt, including printing the interior label on the fabric to address consumers' frustration with scratchy tags. Consumer product testing generated rave reviews, with respondents confident that the superior fabric will withstand multiple washings and support their active lifestyles. The Deck Shirt has been embraced by the brand's retail partners, who say they see it as an exciting product innovation that will differentiate the brand from its competitors. The launch will be supported by a fully integrated 360° marketing campaign with a dedicated micro-site, *thedeckshirt.com*, an energetic national print campaign, outdoor advertising in major markets and specially designed in-store fixtures. The Deck Shirt will also be the new official shirt of the AVP Pro Beach Volleyball tour and the U.S. Sailing Team.


NAUTICA
100% PIMA COTTON
MADE IN PERU
M
Dd
PIMA
NAUTICA
THE DECK SHIRT
NAUTICA
M


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EXPEDITION

BRANDING

OUTDOOR THE NORTH FACE

When *The North Face*® athletes reached the summit of Mount Everest in fall 2006, the story was just beginning. The mountaineering world immediately took note of all aspects of the expedition, including *The North Face*® gear that proved crucial to the team's success. The adventure really gained momentum when Kit and Rob DesLauriers and Jimmy Chin stepped into their skis and began what would become a legendary descent. For Kit, it fulfilled a dream to ski all Seven Summits, the highest points on each of the seven continents. It also gave reality to *The North Face*® brand commitment — *Never Stop Exploring*®— as evidenced in *The North Face*® brand's bold backing of such an extraordinary feat. The breathtaking achievement of *The North Face*® athletes' expedition attracted global media attention, and served to reinforce the reputation of *The North Face*® brand as the ultimate, authentic outdoor brand.

FIRE RESISTANT

PRODUCT INNOVATION

IMAGEWEAR BULWARK

VF Imagewear's *Bulwark*® brand, the leading supplier of secondary flame-resistant (FR) apparel in North America, has launched *Excel FR*™ fabric as the latest advance in flame-resistant protection. *Excel FR*™ continues the *Bulwark*® brand's legacy of uncompromising attention to wearer safety — a fact that has made it a brand known and trusted by thousands of workers in industries such as chemical, oil, gas, petrochemical and electric utilities. All *Excel FR*™ fabrics and treatments now come from a single source. The same mill converts fiber to yarn, handles all weaving and dyeing and does all finishing and fabric treatments. Vertically integrating the process from start to finish gives VF Imagewear unprecedented quality control capabilities and also allows the *Bulwark*® brand to offer a great product at an outstanding value to its customers.

BULWARK® EXCEL FR™ FABRIC

HAZARDS

- EXPLOSION
- FLAMMABLE SUBSTANCE
- FLAME
- SPARKS
- ELECTRIC ARC

ELECTRICAL UTILITIES INDUSTRY



INDUSTRY-SPECIFIC PROTECTIVE APPAREL



7 oz. Dress Uniform Shirt
Arc Rating 7.7 ATPV calories/cm2

Pre-washed 14.75 oz. Denim Jean
Arc Rating 11.2 ATPV

ELECTRICAL MAINTENANCE INDUSTRY



INDUSTRY-SPECIFIC PROTECTIVE APPAREL



Button Front Plaid Dress Uniform Shirt
Arc Rating 7.7 ATPV calories/cm2

Work Pant
Arc Rating 11.2 ATPV

PETROCHEMICAL INDUSTRY



INDUSTRY-SPECIFIC PROTECTIVE APPAREL



Deluxe Coverall
Arc Rating 4.8 ATPV


Gg

GUIDING

CORPORATE CITIZENSHIP

OUTDOOR THE NORTH FACE

Virtually every guided Himalayan expedition relies upon the people of Nepal. However, what the Nepalese have in navigational skills and superior fitness, they lack in formal training in the craft of climbing. This translates to more risks on the mountain than are necessary. For three years running, *The North Face®* brand has brought together a team of renowned mountaineers to share crucial climbing skills at the Khumbu Climbing School (KCS), in the shadow of Mount Everest. The KCS addresses a serious need while also helping the sport move forward.

A project of the Alex Lowe Charitable Foundation, dedicated to preserving the legacy of the legendary climber, the KCS has been a resounding success. Most recently, five graduates guided a team to the first post-monsoon season summit of Mount Everest in four years. Says *The North Face®* athlete and KCS instructor Conrad Anker, "It is our responsibility as alpinists to make the work the Nepalis do on our behalf safer." *The North Face®* brand recognizes that responsibility as well and is committed to supporting the Khumbu Climbing School.

HEROIC

CORPORATE CITIZENSHIP

IMAGEWEAR THE FORCE

VF Imagewear's *The Force*®, a line of uniforms specially designed for law enforcement professionals, has taken its commitment to the law enforcement community to a new level. To demonstrate its strong support for those who put their lives in danger in the line of duty, *The Force*® brand created an award program, open to all law enforcement agencies nationwide, called the Positive Force Award.

In 2006, the second annual Positive Force Award was presented at the International Association of Chiefs of Police Conference to Officer Timothy Greene of the Rock Hill, South Carolina, Police Department. Officer Greene and five runners-up were selected from hundreds of nominees by an independent committee of law enforcement leaders and industry luminaries. The committee based its decision on *The Force*® brand's "Made for Heroes" philosophy. Officer Greene, who was a rookie at the time, proved his valor by engaging in a lengthy gun battle and car chase while persuing an armed robber. For his exemplary courage, the Positive Force Award provided him with a $5,000 cash prize and another $5,000 donation to the charity of his choice. This prestigious award program has strengthened ties between law enforcement and *The Force*® brand.


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POLICE
DVD

JANSPORT® LIVEWIRE™ BLUETOOTH® & IPOD® INTEGRATED BACKPACKS


BLUETOOTH® MOBILE PHONE
COMPATIBLE TECHNOLOGY
SHOCKSHIELD
LAPTOP SLEEVE
fits 15.4" laptop
IPOD®
CONNECTION
3G iPod® or newer
HEADPHONE
JACK
BLUETOOTH®
TOGGLE CONTROL
FULL REMOTE
CONTROL FOR IPOD®
INTEGRATED
RAINCOVER
SIX SEPARATE
COMPARTMENTS

INTEGRATED

PRODUCT INNOVATION

OUTDOOR JANSPORT

After introducing its *iPod*®-enabled snowboarding jackets, the *JanSport*® brand is taking wearable electronics a quantum leap forward with a cutting-edge collection of backpacks that range from basic MP3 capabilities to full *Bluetooth*® connectivity. The *JanSport*® brand's proprietary *LiveWire*® technology has been incorporated into three packs: the original *LiveWire*®, *LiveWire+*, and *LiveWireBT* (*Bluetooth*®) styles. The first connects to an *iPod*® via the headphone jack and offers a handy above-the-pocket shoulder-strap compartment for the player. The second connects via the dock connector and has a soft-fabric keypad with five button controls of all *iPod*® features. The third uses *Bluetooth*® technology to link a mobile phone and an *iPod*® for hands-free use. Ideal for college students hiking across campus as well as outdoor enthusiasts yearning for the sound of music in alpine meadows, the *JanSport*® *LiveWire*™ collection lets users count on maximum freedom and minimum fuss, and music wherever they go.

JEANSWEAR

SUPPLY CHAIN

JEANSWEAR

VF Jeanswear's Vendor Managed Inventory (VMI) and Retail Floor Space Management (RFSM) systems incorporate a strategy of forecasting and managing merchandising, sales, marketing and supply chain, all rolled into one. Unsurpassed in the apparel industry, these customized, computer-driven programs give VF and participating retailers a hefty competitive advantage. They let VF amass point-of-sale information daily from retail customers, analyze the data to refine the assortment and stocking levels of VF products and then automatically replenish the retailers' selling space. A store near a college campus, for instance, receives a different assortment than a store near a retirement community in the same town. The result has been maximized retail sales and gross profit, enhanced in-stock levels of products, improved inventory turns, fewer markdowns and optimal gross margin return on inventory. This transparent look at retail sales means that consumers can expect to find the right assortment of products in the stores where they shop. For VF, retailers and consumers, it is a win-win-win program.

JEANS REPLENISHMENT MODEL

RETAILERS WITH VENDOR MANAGED INVENTORY

1010110
0101010
1101010

VF analyzes daily point-of-sale information from retail partners



VF generates replenishment orders



Customized assortments of the right number of jeans are delivered to the right retailer at the right time



RESULT

Improved retail turnover

Higher profits

Satisfied retailers

Satisfied consumers

RETAILERS WITHOUT VENDOR MANAGED INVENTORY



Vendor waits for retailers' orders



Not enough jeans are ordered or jeans are delivered too late



RESULT

Rush delivery expenses

Depleted stock

Missed sales

Dissatisfied consumers



Too many jeans are ordered or delivered at any time


SALE

RESULT

Lower prices

Lower profit

Clearance merchandise

Dissatisfied retailers

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KNAPSACK

GEOGRAPHIC EXPANSION

OUTDOOR EASTPAK

Europe's undisputed market leader in packs, the *Eastpak®* brand has now staked its claim in South America with a 300-square-meter flagship store in São Paulo, Brazil. This expansion reflects the brand's pursuit of an aggressive international growth program in all regions including Asia, the former Eastern Bloc and the Americas.

The São Paulo store is the first *Eastpak®* location in the Americas. Offering the full range of *Eastpak®* products from colorful, sturdy bags to sporty apparel, the São Paulo store reflects the cutting-edge trends of Brazilian street culture. A lounge area with WiFi access invites young sophisticates to surf the Web and catch up on e-mail. A dedicated gallery area stages art exhibitions, while the center of the store hosts a juice and snack bar that is the perfect place to meet up with friends. Large video screens and professional DJ equipment create the right ambiance for special promotions and product launches, and a "customization lab" has local artists on hand to personalize newly purchased bags to the shoppers' own tastes. The *Eastpak®* brand has blurred the line between shopping and entertainment — and made the brand synonymous with fun.

LEGENDS

BRANDING

OUTDOOR VANS

Skateboarding legends Tony Alva, Geoff Rowley, Dustin Dollin, Anthony Van Engelen and Tony Trujillo have their say in designing and developing skateboarding footwear for the *Vans*® brand, the maker of the original *Off the Wall*® skateboard shoe introduced in 1966. In fact, Alva, credited for originating vertical skateboarding, was instrumental in designing the now classic *Era*™ shoes in 1976, and is the inspiration behind the brand's pro-model *Mid-Skool*,™ which will launch in 2007.

Manufactured to the high performance standards of top skateboarding pros, the signature *Vans*® classics are demoed by the stars themselves in a *Vans*® marketing campaign that includes print, film, online, podcast, point-of-sale displays, in-person store appearances and skateboarding contests. In 2006, *Vans* podcasts made the Top 100 *iTunes* Podcasts list in the People's Choice category — a sign that its message is right on the mark.

The superior grip, shock absorption and comfort of *Vans*® shoes are evident for all to feel. From Dogtown — the Santa Monica home-turf of skateboarders — to the Dew Action Sports Tour, *Vans*® skate-boarding footwear has dominated the sport for more than 40 years.


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SMF


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MODERN

PRODUCT INNOVATION

JEANSWEAR LEE EUROPE

The *Lee® Gold Label™* denim collection, a premium initiative from *Lee®* Jeans, takes its inspiration from the brand's rich heritage. It utilizes the design wealth and production expertise housed in the *Lee®* Jeans archives to create the brand's ultimate collections.

Lee® Gold Label™ features two distinct lines: Originals and The New Original. The Originals line is for the denim purist, recreating key styles from the *Lee®* archives to the highest precision. Every detail, including the narrow loom selvage fabric, has been carefully crafted to tell a story about the exhilarating period in which the jeans were originally made. The New Original line plays with iconic fabrics, details, volumes and silhouettes, but also reworks Classic 101 and workwear styles.

Lee® Gold Label™ lines, distributed through specialty stores across Europe, extract the best from the past and transform the elements into a dynamically fresh and exciting lifestyle brand. What consumers experience is a passion for denim, both contemporary and romantically historic.

NATURAL FIT

PRODUCT INNOVATION

JEANSWEAR LEE

Instantly Slims You™ is more than a tagline for *Lee*® Natural Fit jeans. It is the outcome of extensive research development and design innovation. With 40 percent of women surveyed reporting that their "abs" were the first thing they looked at in a mirror when trying on a new pair of jeans, *Lee*® designers used focus groups, fit testing and 3-D body scan research on more than 10,000 women to identify 200 body points relevant to fit. The data helped them engineer a jeans collection that accentuates the positive and offers more slimming silhouettes. *Lee*® Natural Fit jeans and pants feature a unique interior construction with pockets that span the entire front panel, giving an extra layer of fabric to provide tummy support. Side seams are moved forward to create the illusion of longer, slimmer legs and the no-gap waistband ensures comfort. The result is flatter-looking abs and grateful women consumers.

LEE® NATURAL FIT INSTANTLY SLIMS YOU™

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NO-GAP WAISTBAND
ensures comfort
SIDE SEAMS
moved forward for the illusion of longer, slimmer legs
SLIMS YOU-TRIMS YOU-FLATTERS YOU
This innovative pocket lining comfortably holds your tummy in, creating a slimmer you!
STRAIGHT LEG OR BOOTCUT
creates a slimmer, taller silhouette


Sweet
Drink
MILK
Food

OLYMPICS

BRANDING

OUTDOOR NAPAPIJRI

With more than one-and-a-half million spectators flocking to Torino, Italy, for the 2006 Winter Olympics, the *Napapijri®* brand seized the opportunity to put itself at the center of the après-event festivities by opening a café in the Olympic Village in Sestriere, the site for all alpine skiing activities. A historic eatery in Sestriere's main square, opposite the finish line, was renamed the Napapijri Café, and redone entirely in *Napapijri®* style, both inside and out. The café quickly became a welcome gathering place for the thousands of visitors who sought a convenient place to unwind, and a great platform for the *Napapijri®* brand to have models showcase its latest skiwear. The brand also made its presence felt throughout the Olympic Village with *Hummer®* vehicles, emblazoned with its name, offering shuttle service to guests and the media. The central locale of Napapijri Café provided a natural venue for a number of social events so that everywhere Olympic fans turned, they were met by the *Napapijri®* brand name.

PINK THINKING

CORPORATE CITIZENSHIP

LEE, WRANGLER, NAUTICA

The fight against breast cancer has a strong ally in VF. Adopting pink, the signature color associated with breast cancer awareness, three VF brands have come up with their own unique approach to supporting this cause. Over the past decade, *Lee*® Jeans has championed the cause by urging millions of people to wear denim on *Lee National Denim Day*® in October in exchange for a $5 donation for breast cancer prevention and treatment services. To date, *Lee National Denim Day*® has raised more than $61 million, $5.5 million in 2006 alone.

In its "Tough Enough to Wear Pink" campaign, the *Wrangler*® brand launched an industry-wide program that turned the *Wrangler*® National Finals Rodeo into a massive forum for breast cancer awareness, with cowboys turning the arena pink by competing in special-edition pink *Wrangler*® shirts. The *Nautica*® brand, too, has joined the fight by issuing a Pink Collection of women's sleepwear for Breast Cancer Awareness Month in October — an initiative that led to the donation of $83,000 to the Susan G. Komen Breast Cancer Foundation in 2006. With nearly a quarter-million Americans diagnosed with breast cancer each year, VF brands will continue to "think pink" until a cure is found.

VF'S SUPPORT FOR BREAST CANCER AWARENESS

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Lee National Denim Day® has raised more than $61M for the fight against breast cancer.

$5.5M

TOTAL CONTRIBUTION IN 2006

$6+ MILLION

$1M+

$83K

LEE NATIONAL DENIM DAY®

NAUTICA® "PINK COLLECTION"

WRANGLER® "TOUGH ENOUGH TO WEAR PINK"

"Tough Enough to Wear Pink" Night at the Wrangler® National Finals Rodeo sold out, with 18,000 live fans and 10 million home viewers via ESPN2.

Nautica® "Pink Collection" advertisements in major newsstand publications led to 100 million total gross impressions.

THE NORTH FACE® ULTRA-TRAIL TOUR DU MONT-BLANC

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VORTEX tee

- UPF 40+
- Quick drying
- Antimicrobial



AGILENT short

- UPF 30+
- Strategically placed mesh insets for breathability
- Antimicrobial

163KM	TRAIL
8500M	ELEVATION GAIN
3	COUNTRIES
7	VALLEYS
400	PEAKS
71	GLACIERS
48	COUNTRIES REPRESENTED



ARNUVA 50 BOA shoe

- TPU injection saddle: lateral and medial stability and support
- UPPER Boa™ multi-adjust lacing system
- For ultra-distance running



HAMMERHEAD hydration pack

- 100oz Nalgene® bladder
- 2 compartments
- Articulated magnetic bite valve



FRANCE
TRIENT
ALPAGE DE BOVINE
VALLORCINE
Valais
CHAMPEX
Col de Montets
PRAZ DE FORT
ARGENTIÈRE
Haute-Savoie
MONT DOLENT
3.823M
LA FOULY
CHAMONIX
START/FINISH
Ferret
SWITZERLAND
Grand Col Ferret
LES HOUCHES
SAINT-GERVAIS
MONT BLANC
4.807M
ALPAGE DE LA PEULE
ARNUVA
Col de Voza
REFUGE BONATTI
Val d'Aoste
LES CONTAMINES
REFUGE BERTONE
COL CHECROUIT
MAISON VIEILLE
Notre Dame
de la Gorge
COURMAYEUR
Refuge Elisabetta
CHALET DE LA BALME
Savoie
Col de la Seigne
Refuge de la Croix
du Bonhomme
La Ville des Glaciers
ITALY
LES CHAPIEUX



THERMASTRETCH tight

- Compression fabric for enhanced performance
- Quick drying
- Flatlock seams for comfort
- Antimicrobial



DIAD jacket

- Waterproof, breathable, seam-sealed
- Magic Seam™ construction
- Only 8.5oz
- Velcro® adjustable cuffs



ARNUVA 100TR shoe

- Lightweight, durable EVA midsole with X-2™ cushioning
- Tenacious Grip™ for excellent off-road traction
- Northotic™ ergonomically designed footbed

QUEST

BRANDING

OUTDOOR THE NORTH FACE

In keeping with its brand philosophy of helping athletes explore their physical and mental limits, *The North Face*® brand was once again the title sponsor of *The North Face*® Ultra-Trail Tour du Mont-Blanc. The arduous, nonstop 163-kilometer ultramarathon circles the rooftop of Europe, taking racers over trails at elevations of 8,500 feet and crossing borders between France, Italy and Switzerland. Showcasing the grandeur of Mont Blanc with its seven valleys, 400 peaks and 71 glaciers along the way, *The North Face*® competition is considered the longest, most challenging and most prestigious ultramarathon in Europe, drawing more than 2,500. athletes from around the world in 2006. An average hiker completes the Tour du Mont-Blanc trail in seven to 10 days and passes the night in different mountain huts or villages along the way. Last year's race winner broke the tape in just over 21 hours.

RUNWAY

BRANDING

SPORTSWEAR JOHN VARVATOS

John Varvatos, one of the hottest fashion designers around, has launched a new lifestyle collection titled *John Varvatos ★ USA*™. Available in fine department and specialty stores as well as all *John Varvatos* boutiques, the *John Varvatos ★ USA*™ collection is geared toward consumers with a young spirit. A preppy-meets-punk aesthetic look that gives rise to funked-up classics, the *John Varvatos ★ USA*™ line ranges from vintage-inspired authentic denim, knitwear and woven shirts to tailored clothing, dress shirts, ties and tailored outerwear. Though they are new, the pieces feel comfortable and familiar. The collection bridges the pricepoint between designer and contemporary, something very new to menswear. At the same time, it embodies a designer point of view and quality. The fabrics and leathers used are all exclusive developments with unique innovations at every turn. The line is an extension of the *John Varvatos*® Collection, launched in 2000. Mr. Varvatos is a much-lauded designer, recognized by the Council of Fashion Designers of America with an American Fashion Award for New Menswear Designer in 2000 and Menswear Designer of the Year awards in 2001 and 2005.


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JOHN

VF ASIA SOURCING


Other Asian Countries
38 SOURCING ASSOCIATES
37
VF ASIA
SOURCING BALANCE
BY PERCENT
37
2
2
18
4
Pakistan
17 SOURCING ASSOCIATES
China
145 SOURCING ASSOCIATES
Bangladesh
40 SOURCING ASSOCIATES
Hong Kong — VF Asia HQ
682 SOURCING ASSOCIATES
India
33 SOURCING ASSOCIATES
Indonesia
8 SOURCING ASSOCIATES

VF ASIA COMPARISON

2001

$150 million in products sourced
80 associates
Few brands
Few styles
Numerous small-volume vendors

2006

$1.6 billion in products sourced
950 + associates
48 brands
200 products and 10,000 styles
Consolidated vendor base — Top 20% >50%
VF Asia sourcing represents more than 60% of VF's total production

SOURCING

SUPPLY CHAIN

VF ASIA

When it comes to containing costs, VF has a powerfully effective advantage in its Asia sourcing program. Over the last five years, the global sourcing team in Asia has saved the company an estimated $100 million — money that has significantly improved VF's profit margins and freed substantial funds to reinvest in product enhancements. VF is not a newcomer in Asia. More than 30 years ago, VF began developing and sourcing products there for American, European and Asian markets.

Headquartered in Hong Kong, VF Asia today maintains a sourcing team of more than 950 associates and manages over 60 percent of VF's units worldwide. The Asia team focuses heavily on speed-to-market and product development and factory compliance, ever mindful that distance is a challenge for those in Western markets. In recent years, the Asia team has collaborated with vendor partners and leveraged VF's scale to improve cycle times on key programs. It has established development centers to help create new merchandise, and found ways to eliminate inefficiencies through VF's supply chain. Evidence of its effectiveness can be seen in VF's lean inventories, reduced duty rates, and enhanced container and fabric utilization. As more Western companies begin building their own Asia sourcing units, VF will have a competitive edge with its long history, substantial scale and talented team in the region.

TECHNOLOGY

PRODUCT INNOVATION

OUTDOOR THE NORTH FACE

The North Face® brand tackles the bane of winter outdoor athletes with a new *HTR™* heated hydration system that keeps water from freezing even in harsh conditions. Powered by four AA batteries, *The North Face® HTR™* system combines the proven power of insulation with thermal technology to keep water in a liquid state for at least 20 hours at 15° F (-10° C). Available in a water-pack/backpack unit called Snowday and a water-pack sleeve called Flask, the system has a sensor that monitors the temperature of the water in the hose and activates the heat function when it approaches freezing.

In 2006, *The North Face®* brand introduced another breakthrough in outdoor gear — the ultralight Spectrum 23 tent. Able to withstand winds of over 130 miles per hour in wind-tunnel tests, this tent combines rugged construction with a revolutionary frame design that fends off the wind by funneling air through vents in the dome. As a result, it offers shelter from the harshest conditions imaginable. True to its heritage, *The North Face®* brand continues to bring technical innovations to its gear and apparel to help the outdoor athlete explore further and more comfortably.


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INSULATED DRINK TUBE SLEEVE
DRINK TUBE TEMPERATURE SENSOR
LED STATUS INDICATOR
INSULATED BITE VALVE GARAGE
ACTIVE HEATING ELEMENTS
HTR CONTROL UNIT

VF IMAGEWEAR & FEDEX



Uu
Employee accountability
Employee satisfaction
Orders placed according to needs of employee
EMPLOYEE REQUESTS ORDER WITH MANAGER
ORG CODE
JOB CODE
LOCATION CODE
Ordering process is streamlined
Brand and uniform compliance
MANAGER OR ADMIN ENTERS EMPLOYEE'S CODES INTO SYSTEM
Use-it-or-lose-it spending
statistically 10% of allowance not spent
Credit card purchases facilitated
for employees who want to spend more
BALANCE: $175
Yearly uniform budget defined based on head count
System efficiencies resulted in cost savings
SYSTEM DISPLAYS REGION-SPECIFIC OPTIONS AND DISPLAYS EMPLOYEE'S REMAINING ALLOTMENT AND ALLOWANCE
SINT-NIKLAAS, BELGIUM
HENNING, TENNESSEE
HONG KONG
ORDERS DELIVERED WITHIN 2 DAYS BASED ON LOCATIONS DETERMINED BY SYSTEM

UNIFORMS

IMAGEWEAR FEDEX

FedEx Freight singled out VF Imagewear from a field of more than 15,000 suppliers worldwide to be one of 15 suppliers recognized for outstanding performance in 2006. VF Imagewear manages the uniform program for nine separate operating companies within FedEx, ships to over 6,000 FedEx locations worldwide and supplies uniforms to more than 150,000 FedEx employees and contractors. VF Imagewear designed and now manages five customized websites for FedEx.

In 2006, VF Imagewear was named by FedEx Express as a Platinum supplier, the highest possible performance ranking within the FedEx Express vendor system. In conducting its evaluation, FedEx Express gave VF Imagewear particularly strong marks for system enhancements, global availability and value-added services. FedEx Freight also recognized VF Imagewear with an Outstanding Performance Award for its dedication as a Gold supplier and lauded VF Imagewear for its prompt delivery, innovative ideas and superior quality. Such recognition is high praise from a company that prides itself on timely deliveries and service excellence.

VENTURE

GEOGRAPHIC EXPANSION

LEE, WRANGLER, KIPLING, NAUTICA, JANSPORT

With the rapidly growing middle class in India now numbering more than 300 million, opportunities abound for VF as brand-conscious Indian consumers clamor for the latest apparel sold in upscale shopping environments. In 2006, VF formed a joint venture with our licensing partner, Arvind Mills, Ltd., to grow our business throughout India. Majority owned by VF, the joint venture encompasses our *Lee*®, *Wrangler*®, *Kipling*®, *Nautica*® and *JanSport*® brand businesses. Not only do these brands enjoy sizable name recognition in India, they communicate the allure of the Western lifestyle. *Nautica*® stores, which now exist in Bangalore, New Delhi and Chennai, with others planned, reflect the brand's "navigator" concept through its classic yachting fixtures. In Bangalore, the world's largest *Wrangler*® store, which also sells *Lee*® products, conveys the spirit of the urban cowboy and authentic Western heritage in its interior décor. Youthful and fashion-oriented, the themed stores heighten the pleasure of experiencing VF brands, while providing VF with an exciting new growth opportunity. Through the new joint venture, VF expects its business in India to grow at a rate of more than 25 percent annually.

RETAIL STORES IN INDIA

Vv



New Delhi
Mumbai
Hyderabad
Bangalore
Jayanagar
Kolkatta
WRANGLER® STORE
LEE® STORE
KIPLING® STORE
NAUTICA® STORE


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Wrangler
Wrangler
Wrangler
MITTE

WANTED

BRANDING

JEANSWEAR WRANGLER EUROPE

The spirit of the *Wrangler*® brand and the outlaw adventure of the American Wild West are vividly brought to life in Europe by the *Wrangler*® "Wanted" campaign, now the longest-running European campaign in the history of the brand. Playing off of the double meaning of the word "wanted," the marketing program evokes the *Wrangler*® brand's authentic Western roots while simultaneously appealing to the yearning of today's youth to live on the edge. Featuring eye-catching contemporary photographs, "Wanted" has been rolled out in 22 European countries through traditional and nontraditional media and will be followed in 2007 with more maximum-impact events. Market research has shown that the campaign has enhanced the perception of the *Wrangler*® brand among 25- to 35-year-olds, which, in turn, has spurred brand sales. For a whole new generation of consumers, the *Wrangler*® brand has extended its reputation beyond rugged functionality to a fashion look that is both sexy and daring.

EXPERIENCE

GEOGRAPHIC EXPANSION

JEANSWEAR LEE CHINA

With China shaping up to be the next frontier in jeans, the first *Lee*® concept store opened in Shanghai at the end of 2006. Located in a brand-new upscale shopping mall, the stand-alone *Lee*® store targets Shanghai's emerging affluent consumers. More than simply a venue for selling *Lee*® products, the store is intended to let young, fashion-conscious Chinese experience the excitement of the *Lee*® brand. The store blends a strong *Lee*® brand story into the different elements of the decor, with innovative use of antique furniture, denim wall fixtures, rough brick surface, and black steel finishes. The effect is Western-style industrial chic. The concept store is also positioned as a place for the *Lee*® brand to cultivate a special connectivity with the local community through in-store and off-site music and art events and activities, including the *Lee*® Passion4Music platform at China's largest underground and alternative music festival. Currently the leader in terms of volume and image in the premium and upper-end price segment of the China jeans market, the *Lee*® brand is strengthening consumer loyalty. Plans call for opening eight additional *Lee*® stores in China in 2007, with more to follow.


Xx
Lee

VF IMAGEWEAR
CUSTOMER FIRST SUPPLY CHAIN

AT THE SUPER BOWL



:10
Final game countdown
At the Tampa command center:
VF Imagewear is ready to call in instructions to printers everywhere

AT THE PRINTER



Call received from Tampa – production begins!
Shirts ready for printing
BLANKS L952 SIZE L
Empty boxes ready to be filled with championship product and sent to distribution center
Blank shirts to be printed

AT THE DISTRIBUTION CENTER



ORDERS
Orders filled



Product delivered to retailers

AT THE RETAILER
IN AS FEW AS 4 HOURS



1
1
1
Satisfied consumers

IMAGEWEAR NFL FANWEAR

The end of the Super Bowl kicks off the action for the VF Imagewear team with not a moment to spare. Before fans even leave the stadium, screen printing and embroidering of Super Bowl champion logos begin on hundreds of thousands of T-shirts and sweatshirts. The work continues throughout the night. By 2 a.m. on the Monday after the game, retailers begin picking up inventory to seize their hometown advantage. A long-standing licensee of the NFL, VF Imagewear starts months in advance to make sure that the right team graphics are ready to go the instant the clock runs out. No matter which team wins the Super Bowl, one thing is certain — the fans will be celebrating in VF Imagewear.

ZONE

PRODUCT INNOVATION

OUTDOOR VANS

As the leader in integrating *Boa*™-enclosure technology for snowboard boots for more than five years, the *Vans*® brand has leapt even further ahead of its competition by offering the next-generation *Boa*™ Focus Closure System. Boot fit is a principal concern of all snowboarders, and the *Boa*™ System allows for a more consistent and customizable fit throughout the boot using adjustable upper and lower zones. The result is an exact fit that concentrates closure on the instep, the all-important Focus Zone for heel hold-down.

The latest *Vans*® offering is a *Boa*™ lacing system that allows snowboarders to fine-tune their fit with an effortless dial twist. No straining to tighten frozen laces. The *Boa*™ Coiler Reel prevents any slack in the cables. Wearers can select the perfect tightness and distribute the fit perfectly across the entire boot, resulting in fewer pressure points than laces.

Zz


zone 1
zone 3
zone 2



DEAR SHAREHOLDERS,



I am pleased to report that 2006 marked another year of record financial performance, great progress in our efforts to transform VF and excellent returns for our shareholders. We enter 2007 looking forward to a fifth consecutive year of record revenues and earnings, bolstered by a newly rebalanced business portfolio designed to drive strong growth and profitability.

We began 2007 with a historic announcement — the planned sale of our global Intimates business. This important step is part of our ongoing transformation toward becoming a higher-growth, higher-margin lifestyle brand company. Contributing revenues of over $800 million and operating income of approximately $50 million in 2006, Intimates has played an important and positive role in our success over our 100-plus-year history. However, the time has come to rebalance our portfolio strategically and focus our energies and resources on the many growth opportunities within our Jeanswear, Outdoor, Imagewear and Sportswear businesses instead. The main implications of this sale are threefold.

The first relates to our business mix. When we launched our Growth Plan in 2004, over 70 percent of our revenues came from our heritage businesses — Jeanswear, Imagewear and Intimates — and nearly 30 percent came from our lifestyle segments — Outdoor and Sportswear. The Plan established a target of 60 percent of revenues from our lifestyle businesses. As a result of the sale of our Intimates business, and the continued

2006 HIGHLIGHTS

Growth in revenues and earnings per share from continuing operations of 10% and 12%, respectively.

A 90% increase in our quarterly cash dividend to an annual rate of $2.20 per share.

A 48% increase in VF's stock price.

BUSINESS MIX


73
27
68
32
59
41
'04
'05
'06
PERCENT OF TOTAL REVENUES
Heritage Coalitions
Lifestyle Coalitions

strong growth in Outdoor, our lifestyle businesses now account for over 40 percent of our total revenues.

Second, the sale enhances our prospects for organic growth. While we will continue to pursue acquisitions aggressively, we expect that the majority of our growth will come from tapping opportunities in our existing businesses. This reinforces our confidence that we can sustain 8 percent annual growth in revenues.

Third, the sale lifts VF's overall margins. Operating margins benefit by nearly a full percentage point, and we expect to approach our operating margin goal of 14 percent in 2007.

The progress we have made on our Growth Plan to date is immensely gratifying and is in keeping with our vision statement to grow by building *leading lifestyle brands that excite consumers around the world.* Toward this goal, we are guided by six Growth Drivers that serve to direct our transformation initiatives. In 2006, we made considerable progress in each of the Growth Drivers outlined here.

Build More Growing, Global Lifestyle Brands
Over the years we have enhanced our portfolio with the addition of such dynamic lifestyle brands as *The North Face®, Nautica®, Vans®, Reef®, Kipling®* and *Napapijri.®* In nearly every instance, the performance of these brands is surpassing our expectations and brightening our prospects for future growth. Most recently, we completed two additional acquisitions: Majestic Athletic and Eagle Creek, Inc. Majestic is the leading global provider of authentic licensed sports apparel and branded team uniforms for Major League Baseball. *Eagle Creek®* is the nation's leading adventure travel brand. Combined, these new businesses are expected to contribute approximately $200 million to our annual revenues.

Acquisitions are only a part of the VF story. We also have significantly stepped up the investments behind many of our brands in both our heritage and lifestyle businesses to keep them healthy and growing. Looking forward, our success in building lifestyle brands will come from continuing these investments and from additional acquisitions.

Expand Our Share with Winning Customers
The success of VF and that of our retail partners are closely entwined. Hence, gaining share with increasingly large and powerful retailers requires a strategy that aligns our company's strengths and resources precisely with theirs. To accomplish this, we have built Customer Teams committed to improving our ability to better identify and execute opportunities for mutual growth across our brands and coalitions.

Stretch Our Brands to New Geographies
In 2006, international revenues reached 26 percent of our total revenues, up from 19 percent just five years ago. Most of this growth has been fueled by our Outdoor

GROSS MARGIN INCREASE
(PERCENT OF REVENUES)


43%
2006
38%
2003

coalition, through a combination of organic growth and acquisitions. We aim to continue to grow our international base, targeting 30 percent of total revenues over the next three to five years. To help achieve this, in 2006 we entered into a majority-owned joint venture to market our brands in India, one of the fastest-growing and most dynamic economies in the world. The joint venture builds on our successful licensing relationship with India-based Arvind Mills, Ltd., and is intended to drive the expansion of our *Lee*®, *Wrangler*®, *Nautica*®, *JanSport*® and *Kipling*® brands throughout India. Other international markets are showing good momentum as well. Notably, our revenues in China and Russia are growing at double-digit rates.

Expand Our Direct-to-Consumer Business

Our focus on lifestyle brands has opened up a new avenue for growth for VF via owned retail stores. The strength of such brands as *Vans*®, *Nautica*®, *The North Face*®, *Wrangler*®, *Lee*®, *Kipling*® and *Napapijri*® lends itself naturally to freestanding retail stores, where the brands' complete array of products can be displayed to full advantage. In 2005, we had a total of 495 retail stores; in 2006, we ended the year with 538 stores. We plan to continue the pace of retail expansion, adding roughly 75 to 100 stores annually across our brands. As we continue our search for acquisitions, we will be looking for brands that have — or have the potential for — owned retail store development.

Fuel the Growth

With so many initiatives under way across our company, it is critical that we leverage the power of our supply chain to maintain strong profitability. When we launched our Growth Plan, we established a cost reduction goal of $100 million, with savings targeted in such areas as procurement, distribution, inventory management and technology systems. To date, we have realized approximately half of those savings. The progress of this effort can be seen in the continuing improvements in our gross margins, which have risen from 38 percent in 2003 to 43 percent in 2006.

Build New Growth Enablers

Our plans for growth are ambitious, requiring the addition of new capabilities and talent across our company. Developing future leaders is paramount to maintaining our momentum. Toward that end, we have initiated programs within VF to give our employees the skills and tools they will need to succeed.

We also have added talented new leaders in such areas as strategy, acquisitions, customer teams, human resources, technology and e-commerce.

On every front, VF is committed to innovation leadership. This year's annual report provides A-to-Z highlights of initiatives designed to extend the global reach and reputation of our brands, improve the efficiency of our operations and act responsibly as corporate citizens.

Over the years, I have often been asked to explain what differentiates VF from our competitors. After all, many companies within our industry talk about their focus on building global lifestyle brands. The difference, I believe, is that VF possesses the unique ability to bring both art and science to the apparel business. The skill to design and market beautiful, innovative products of the highest quality — the "art" of apparel — is essential to the success of any apparel company. We think we do this better than most. What truly sets VF apart, however, is the "science" we bring to the table. We have carefully honed exceptional capabilities related to consumer research, inventory management, flow replenishment, sourcing and technology, all of which help to ensure that we have the right products for our consumers and retail partners, where and when they want them. This balance of art and science provides us with a business model that has led to strong and consistent performance over many decades.

Another secret to our success lies in how we manage our diverse portfolio of brands and businesses. We give our individual brands and companies great autonomy when it comes to such areas as product development, marketing and retail relationships. We acquire companies whose leaders and associates are passionate about their brands, and who live the lifestyles those brands represent. The role of VF, as we see it, is to enable each of our brands to realize its full potential, and to apply the financial and operating disciplines that will ensure that each provides significant returns to our shareholders.

The VF story continues to grow more positive each year. I am proud of the accomplishments of our leaders and associates, whose dedication has made us what we are today: the world's leading provider of lifestyle brands. I also am deeply indebted to our Board of Directors for their wise guidance and counsel. I am confident that we have the people and resources in place to continue our momentum.

Mackey J. McDonald
Chairman and Chief Executive Officer

VF CORPORATION 2006 FINANCIAL HIGHLIGHTS


5,218
5,654
6,216

REVENUES
(DOLLARS IN MILLIONS)


12.7
13.6
13.3

OPERATING MARGIN
(PERCENT TO REVENUES)


28.5
22.6
19.5

DEBT TO CAPITAL RATIO
(PERCENT)


646
534
454

CASH PROVIDED BY OPERATIONS
(DOLLARS IN MILLIONS)


13.4
14.2
14.7

RETURN ON CAPITAL
(PERCENT)


1.05
1.10
1.94

DIVIDENDS PER SHARE
(DOLLARS)

'04 '05 '06

COALITIONS AT A GLANCE

3-YEAR COALITION REVENUES AND PROFITS (DOLLARS IN MILLIONS)


Revenues
Profits
HERITAGE COALITIONS
LIFESTYLE COALITIONS
2,706
2,697
2,780
442
452
430
770
806
828
117
126
134
1,012
1,455
1,868
156
233
299
619
651
685
67
100
91
'04
'05
'06
'04
'05
'06
'04
'05
'06
'04
'05
'06
JEANSWEAR
OUTDOOR
SPORTSWEAR
45
30%
of Total Revenues
11%
of Total Revenues

JEANSWEAR
Wrangler, Wrangler Hero, Lee, Riders, Rustler, Timber Creek by Wrangler, Wrangler Rugged Wear, Riggs Workwear by Wrangler, Wrangler 47, Aura from the Women at Wrangler, 20X, Chic, Gitano, Brittania, Hero by Wrangler, H.I.S

IMAGEWEAR
Lee Sport, CSA, Red Kap, Bulwark, The Force, Chef Designs, Byron Nelson Classic*, Chase Authentics*, NFL Red*, NFL White*, Harley-Davidson*

OUTDOOR
The North Face, JanSport, Eastpak, Vans, Reef, Napapijri, Kipling, Eagle Creek

SPORTSWEAR
Nautica, John Varvatos, Kipling (U.S.)

*licensed

JEANSWEAR

VF sells more pairs of jeans than any other company in the world. In fact, *Lee* and *Wrangler* brand products are sold in nearly every developed country.

We believe our Jeanswear brands can continue to grow by extending into additional categories, including shirts and other casual apparel products.

We also see room for additional geographic expansion, particularly in markets such as India, China, Russia and Eastern Europe.

Growth will also come from investing more heavily in marketing programs that enhance our brands' equity and stimulate consumer buying.

We will build on a well-established base of stores in Latin America and Asia by continuing to selectively add new stores in Europe as well.

IMAGEWEAR

OUTDOOR

Outdoor is our fastest-growing business.

The success of our Outdoor brands is based on their strong connection with our consumers' lifestyles, including hiking, outdoor adventure, skateboarding and surfing.

Product innovation is at the heart of our success, with our brands bringing both functional and fashionable solutions to our consumers.

All of our brands are experiencing strong growth internationally.

Retail stores will continue to be an important contributor to future growth, with additional stores planned for our *Vans*, *The North Face*, *Kipling* and *Napapijri* brands, both in the U.S. and abroad.

SPORTSWEAR

Our *Nautica* brand will benefit from significant new product introductions in men's sportswear and jeans, and men's and women's sleepwear.

Our new *Nautica* women's line will continue to selectively expand its distribution, while the outlook for our licensed businesses in categories such as fragrance, home accessories, watches, eyewear, and men's furnishings remains healthy.

Our *John Varvatos* brand is looking forward to continued strong growth within its wholesale, retail and licensing businesses, driven in part by the success of the *John Varvatos ✩ USA* collection.

Our *Kipling* brand business in the U.S. also has substantial room for growth, both via owned retail stores and an expanding wholesale business.

FINANCIAL SUMMARY

Dollars in thousands, except per share amounts
Summary of Operations
Total revenues from continuing operations
Operating income from continuing operations
Income from continuing operations
Discontinued operations
Cumulative effect of a change in accounting policy[1]
Net income (loss)
Earnings (loss) per common share – basic
Income from continuing operations
Discontinued operations
Cumulative effect of a change in accounting policy[1]
Net income (loss)
Earnings (loss) per common share – diluted
Income from continuing operations
Discontinued operations
Cumulative effect of a change in accounting policy[1]
Net income (loss)
Dividends per share
Dividend payout ratio[2]
Average number of common shares outstanding
Financial Position
Working capital
Current ratio
Total assets
Long-term debt
Redeemable preferred stock
Common stockholders' equity
Debt to total capital ratio[3]
Book value per common share
Other Statistics[5]
Operating margin
Return on invested capital[4] [6]
Return on average common stockholders' equity[6]
Return on average total assets[6]
Cash dividends paid

(1) After tax effect of change in accounting policy in 2005 to adopt FASB Statement 123(R), *Share-Based Payment*, and in 2002 to adopt FASB Statement No. 142, *Goodwill and Other Intangible Assets*.
(2) Dividends per share divided by the total of income from continuing and discontinued operations per diluted share.
(3) Total Capital is defined as common stockholders' equity plus short-term and long-term debt.
(4) Capital is defined as average common stockholders' equity plus average short-term and long-term debt.
(5) Operating statistics and market data are based on continuing operations.
(6) Return is defined as income from continuing operations before net interest expense, after income taxes.

2006	2005	2004	2003	2002
$ 6,215,794	$ 5,654,155	$ 5,218,066	$ 4,413,354	$ 4,267,068
826,144	767,951	664,357	552,523	523,501
535,051	482,629	398,879	343,261	300,223
(1,535)	35,906	75,823	54,672	72,488
—	(11,833)	—	—	(527,254)
533,516	506,702	474,702	397,933	(154,543)
$ 4.83	$ 4.33	$ 3.61	$ 3.17	$ 2.67
(0.01)	0.32	0.69	0.51	0.66
—	(0.11)	—	—	(4.83)
4.82	4.54	4.30	3.67	(1.49)
$ 4.73	$ 4.23	$ 3.54	$ 3.11	$ 2.67
(0.01)	0.31	0.67	0.50	0.65
—	(0.10)	—	—	(4.69)
4.72	4.44	4.21	3.61	(1.38)
1.94	1.10	1.05	1.01	.97
41.1%	24.2%	24.9%	28.0%	29.2%
110,560	111,192	109,872	107,713	109,167
$ 1,563,162	$ 1,213,233	$ 1,006,354	$ 1,419,281	$ 1,199,696
2.5	2.1	1.7	2.8	2.4
$ 5,465,693	$ 5,171,071	$ 5,004,278	$ 4,245,552	$ 3,503,151
635,359	647,728	556,639	955,393	601,145
—	23,326	26,053	29,987	36,902
3,265,172	2,808,213	2,513,241	1,951,307	1,657,848
19.5%	22.6%	28.5%	33.7%	28.3%
$ 29.11	$ 25.50	$ 22.56	$ 18.04	$ 15.28
13.3%	13.6%	12.7%	12.5%	12.3%
14.7%	14.2%	13.4%	14.4%	14.2%
18.0%	18.0%	17.8%	19.3%	18.2%
10.0%	9.4%	8.5%	9.1%	8.6%
$ 216,529	$ 124,116	$ 117,731	$ 111,258	$ 108,773

CONSOLIDATED BALANCE SHEETS

In thousands	December 2006	2005
Assets		
Current Assets		
Cash and equivalents	$ 343,224	$ 296,557
Accounts receivable	809,594	676,265
Inventories	958,262	900,452
Deferred income taxes	84,519	98,586
Other current assets	120,485	112,912
Current assets of discontinued operations	261,926	280,604
Total current assets	2,578,010	2,365,376
Property, Plant and Equipment	593,058	510,678
Intangible Assets	755,693	744,313
Goodwill	1,030,925	979,511
Other Assets	348,862	368,760
Noncurrent Assets of Discontinued Operations	159,145	202,433
	$ 5,465,693	$ 5,171,071
Liabilities and Stockholders' Equity		
Current Liabilities		
Short-term borrowings	$ 88,467	$ 138,956
Current portion of long-term debt	68,876	33,956
Accounts payable	385,700	392,709
Accrued liabilities	392,815	490,434
Current liabilities of discontinued operations	78,990	96,088
Total current liabilities	1,014,848	1,152,143
Long-term Debt	635,359	647,728
Other Liabilities	536,728	528,138
Noncurrent Liabilities of Discontinued Operations	13,586	11,523
Commitments and Contingencies		
Redeemable Preferred Stock	—	23,326
Common Stockholders' Equity		
Common Stock	112,185	110,108
Additional paid-in capital	1,469,764	1,277,486
Accumulated other comprehensive income (loss)	(123,652)	(164,802)
Retained earnings	1,806,875	1,585,421
Total common stockholders' equity	3,265,172	2,808,213
	$ 5,465,693	$ 5,171,071

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.vfc.com.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December		
In thousands, except per share amounts	2006	2005	2004
Net Sales	$ 6,138,087	$ 5,582,075	$ 5,150,985
Royalty Income	77,707	72,080	67,081
Total Revenues	6,215,794	5,654,155	5,218,066
Costs and Operating Expenses			
Cost of goods sold	3,515,624	3,209,312	3,067,678
Marketing, administrative and general expenses	1,874,026	1,676,892	1,486,031
	5,389,650	4,886,204	4,553,709
Operating Income	826,144	767,951	664,357
Other Income (Expense)			
Interest income	5,994	8,217	7,151
Interest expense	(57,259)	(70,596)	(76,021)
Miscellaneous, net	2,359	6,121	182
	(48,906)	(56,258)	(68,688)
Income from Continuing Operations Before Income Taxes	777,238	711,693	595,669
Income Taxes	242,187	229,064	196,790
Income from Continuing Operations	535,051	482,629	398,879
Discontinued Operations	(1,535)	35,906	75,823
Cumulative Effect of a Change in Accounting Policy	—	(11,833)	—
Net Income	$ 533,516	$ 506,702	$ 474,702
Earnings Per Common Share — Basic			
Income from continuing operations	$ 4.83	$ 4.33	$ 3.61
Discontinued operations	(0.01)	0.32	0.69
Cumulative effect of a change in accounting policy	—	(0.11)	—
Net income	$ 4.82	$ 4.54	$ 4.30
Earnings Per Common Share — Diluted			
Income from continuing operations	$ 4.73	$ 4.23	$ 3.54
Discontinued operations	(0.01)	0.31	0.67
Cumulative effect of a change in accounting policy	—	(0.10)	—
Net income	$ 4.72	$ 4.44	$ 4.21
Cash Dividends Per Common Share	$ 1.94	$ 1.10	$ 1.05

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.vfc.com.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended December 2006	2005	2004
Operating Activities			
Net income	$ 533,516	$ 506,702	$ 474,702
Adjustments to reconcile net income to cash provided by operating activities of continuing operations:			
(Income) loss from discontinued operations	1,535	(35,906)	(75,823)
Cumulative effect of a change in accounting policy	—	11,833	—
Depreciation and amortization	126,505	121,434	130,216
Stock-based compensation	46,024	40,021	10,047
Pension funding in excess of expense	(31,277)	(14,857)	(236)
Deferred income taxes	(24,463)	(12,133)	15,025
Other, net	11,442	11,158	36,491
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(113,363)	(11,106)	(25,401)
Inventories	(33,193)	(80,428)	59,685
Other current assets	6,322	(44,608)	(26,739)
Accounts payable	(19,043)	80,166	(1,016)
Accrued compensation	(23,592)	(7,168)	46,908
Other accrued liabilities	(26,285)	(31,454)	2,513
Cash provided by operating activities of continuing operations	454,128	533,654	646,372
Cash provided by operating activities of discontinued operations	36,625	27,692	77,619
Cash provided by operating activities	490,753	561,346	723,991
Investing Activities			
Capital expenditures	(127,195)	(102,976)	(74,141)
Business acquisitions, net of cash acquired	(69,759)	(211,838)	(649,089)
Software purchases	(8,939)	(17,494)	(12,953)
Sale of VF Playwear business	4,667	6,667	4,517
Other, net	3,004	12,772	11,917
Cash used by investing activities of continuing operations	(198,222)	(312,869)	(719,749)
Discontinued operations, net	1,017	(1,674)	(9,509)
Cash used by investing activities	(197,205)	(314,543)	(729,258)
Financing Activities			
Increase (decrease) in short-term borrowings	(60,533)	95,673	(19,056)
Proceeds from long-term debt	—	117,792	—
Payments on long-term debt	(3,062)	(401,253)	(3,494)
Purchase of Common Stock	(118,582)	(229,003)	—
Cash dividends paid	(216,529)	(124,116)	(117,731)
Proceeds from issuance of Common Stock	119,675	99,673	105,883
Tax benefits of stock option exercises	24,064	17,741	—
Cash used by financing activities of continuing operations	(254,967)	(423,493)	(34,398)
Effect of Foreign Currency Rate Changes on Cash	8,086	(12,260)	10,387
Net Change in Cash and Equivalents	46,667	(188,950)	(29,278)
Cash and Equivalents — Beginning of Year	296,557	485,507	514,785
Cash and Equivalents — End of Year	$ 343,224	$ 296,557	$ 485,507

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.vfc.com.

BOARD OF DIRECTORS



Left to Right

Robert J. Hurst, Mackey J. McDonald, Ursula O. Fairbairn, Raymond G. Viault, George Fellows, Eric C. Wiseman, M. Rust Sharp, W. Alan McCollough, Juan Ernesto de Bedout, Daniel R. Hesse, Barbara S. Feigin, Edward E. Crutchfield, Clarence Otis, Jr.

OPERATING COMMITTEE



INVESTOR INFORMATION

Common Stock
Listed on the New York Stock Exchange – trading symbol VFC.

Shareholders of Record
As of February 9, 2007, there were 4,044 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by Computershare Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President – Administration, General Counsel and Secretary of VF Corporation.

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting Computershare.

Quarterly Common Stock Price Information
The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

Quarterly Common Stock Price

	2006		2005		2004	
	High	Low	High	Low	High	Low
First Quarter	$58.67	$53.28	$60.74	$52.20	$47.04	$42.06
Second Quarter	67.97	55.99	59.93	54.60	50.45	43.50
Third Quarter	75.32	62.16	61.61	55.52	51.02	45.87
Fourth Quarter	83.10	73.00	59.47	50.44	55.61	47.15

VF CORPORATION HIGH/LOW STOCK PRICES (DOLLARS)


90
80
70
60
50
40
30
20
10
'97
'98
'99
'00
'01
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'03
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'05
'06

Mackey J. McDonald
Chairman & Chief Executive Officer

Eric C. Wiseman
President & Chief Operating Officer

Frank C. Pickard III
Vice President – Treasurer

Candace S. Cummings
Vice President – Administration, General Counsel & Secretary

George N. Derhofer
Senior Vice President – Global Operations

Michael T. Gannaway
Vice President – Customer Management

Stephen F. Dull
Vice President – Strategy

Robert K. Shearer
Senior Vice President & Chief Financial Officer

Susan Larson Williams
Vice President – Human Resources

Boyd A. Rogers
Vice President & President – Supply Chain

Franklin L. Terkelsen
Vice President – Mergers & Acquisitions

Bradley W. Batten
Vice President – Controller & Chief Accounting Officer

Martin S. Schneider
Vice President & Chief Information Officer

CORPORATE DIRECTORY

Corporate Office
VF World Headquarters
105 Corporate Center Blvd.
Greensboro, NC 27408
Telephone: (336) 424-6000
Facsimile: (336) 424-7696
Mail Address: P.O. Box 21488
Greensboro, NC 27420

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, April 24, 2007, at 10:30 AM at the O'Henry Hotel, Caldwell Room, 624 Green Valley Road, Greensboro, NC 27408

Investor Relations
Cindy Knoebel, CFA
Vice President, Financial & Corporate Communications
VF Services, Inc.
105 Corporate Center Blvd.
Greensboro, NC 27408

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940
Shareholder Relations Department 800-662-7232

Independent Accountants
PricewaterhouseCoopers LLP
101 CentrePort Drive
Greensboro, NC 27409

Certifications
VF has filed the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's financial statements and disclosures in the Company's annual report on Form 10-K for the fiscal year ended December 30, 2006.

After VF's 2007 Annual Meeting of Shareholders, VF intends to file with the New York Stock Exchange the certification regarding VF's compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12. Last year, the Company filed this certification with the NYSE on May 4, 2006.

Other Information
VF's filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, press releases and reports on Form 8-K and other information, are available and can be accessed free of charge through the Company's website at www.vfc.com. VF's Corporate Governance Principles, Code of Business Conduct, and charters for the Audit Committee, Compensation Committee, Nominating and Governance Committee and Finance Committee are also available on our website. These documents will also be provided to any shareholder free of charge upon request to the Secretary of VF at P.O. Box 21488, Greensboro, NC 27420.

Concept/Design
And Partners, NY
www.andpartnersny.com
Executive Photography
Richard Frank
Illustration MGMT Design
Printing Hemlock Printers Ltd., Burnaby, BC

This report is printed with vegetable-based inks on FSC certified paper that contains 15% post-consumer recycled fiber.

The financial section of this report is printed on paper that contains 80% post-consumer recycled fiber.

Resulting in environmental savings of:

208 trees

75,720 gallons of water

31 million BTU's of energy

12,528 solid lbs. of waste

45,072 lbs. of greenhouse gases (CO_2 emissions)

FSC Mixed Sources Cert no. SW-COC-1563 © 1996 FSC 15%

The following trademarks owned by VF Corporation or its affiliates appear in this report.

Registered trademarks:
Lee, Wrangler, Wrangler Hero, Riders, Rustler, Timber Creek by Wrangler, Wrangler Rugged Wear, 20X, Chic, Gitano, Brittania, Hero by Wrangler, Lee Sport, CSA, Bulwark, Red Kap, The Force, Lee National Denim Day, Nautica, John Varvatos, Kipling, The North Face, Never Stop Exploring, JanSport, LiveWire, Napapijri, Eastpak, Vans, Off The Wall, Reef, Eagle Creek

Trademarks:
Riggs Workwear by Wrangler, Wrangler 47, Aura from the Women at Wrangler, Excel FR, Mid Skool, Era, HTR, John Varvatos ★ USA, Instantly Slims You, Planet Reef, Lee Gold Label, Chef Designs, Northotic, X-2, Magic Seam, Tenacious Grip

The following trademarks owned by other companies also appear in this report:

Bluetooth, Boa, iPOD, Hummer, Lycra, Nalgene, Velcro, NFL Red, NFL White, Harley-Davidson, Chase Authentics

Byron Nelson classic under license to VF Imagewear, Inc.

BOARD OF DIRECTORS

Edward E. Crutchfield [2,3,5]
Former Chairman &
Chief Executive Officer
First Union Corporation
Charlotte, North Carolina
(Banking)
Director since 1992, age 65

Juan Ernesto de Bedout [1,3]
Group President
Latin American Operations
Kimberly-Clark Corporation
Roswell, Georgia
(Consumer products)
Director since 2000, age 62

Ursula O. Fairbairn [2,5]
President &
Chief Executive Officer
Fairbairn Group LLC
New York, New York
(Human resources consultant)
Director since 1994, age 64

Barbara S. Feigin [1,4]
Consultant
New York, New York
(Strategic marketing
and branding)
Director since 1987, age 69

George Fellows [1,4]
President & Chief
Executive Officer
Callaway Golf Company
Carlsbad, California
(Sporting goods)
Director since 1997, age 64

Daniel R. Hesse [3,5]
Chairman & Chief
Executive Officer
Embarq Corporation
Overland Park, Kansas
(Telecommunications)
Director since 1999, age 53

Robert J. Hurst [2,3,4]
Managing Director
Crestview Partners LLC
New York, New York
(Private equity firm)
Director since 1994, age 61

W. Alan McCollough [4,5]
Former Chairman of the Board
Circuit City Stores, Inc.
Richmond, Virginia
(National retailer)
Director since 2000, age 57

Mackey J. McDonald [2,3*]
Chairman & Chief
Executive Officer
Director since 1993, age 60

Clarence Otis, Jr. [1,4]
Chairman & Chief
Executive Officer
Darden Restaurants, Inc.
Orlando, Florida
(Casual dining restaurants)
Director since 2004, age 50

M. Rust Sharp [2,5]
Of Counsel
Heckscher, Teillon,
Terrill & Sager
West Conshohocken,
Pennsylvania
(Attorneys)
Director since 1984, age 66

Raymond G. Viault [1,4]
Former Vice Chairman
General Mills, Inc.
Minneapolis, Minnesota
(Consumer food products)
Director since 2002, age 62

Eric C. Wiseman [3*]
President & Chief
Operating Officer
Director since 2006, age 51

COMMITTEES OF THE BOARD
1 AUDIT COMMITTEE
2 EXECUTIVE COMMITTEE
3 FINANCE COMMITTEE
4 NOMINATING AND
GOVERNANCE COMMITTEE
5 COMPENSATION COMMITTEE

* EX OFFICIO MEMBER

VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
(336) 424-6000
www.vfc.com



We Fit Your Life.™

END